

CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States



05007492

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Investor Relations

Your contact: Jens Brajer

SUPPL

Our ref.: JB/Mtr

Date: 2005-04-15

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following document that was released to our shareholders:

Type of document	Date of release
Press release	2005-04-15

Best regards,

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Investor Relations

i. A.

Mandy Treffer
Assistant Investor Relations


CARL ZEISS MEDITEC

Carl Zeiss Meditec – Majority shareholding IOLTECH with good revenues development in past financial year

Jena, 15 April 2005 – The French ophthalmic surgery specialist IOLTECH S.A., in which Carl Zeiss Meditec AG (ISIN: DE0005313704) holds a controlling majority of 87 percent, today published its sales revenues for the financial year 2004/2005 (end: February 28, 2005) in accordance with statutory provisions in France. Accordingly, during this period IOLTECH posted a turnover of € 54.1 million (previous year: € 44.7 m). This corresponds to an increase of 21% over the previous year. More than half of the IOLTECH revenues were generated outside its native market, France. Given the fact that integration of IOLTECH and Carl Zeiss Meditec has already commenced, both companies consider this result to be a major success.

As of 1 February 2005, Carl Zeiss Meditec, medical technology supplier listed in the Prime Standard at the Deutsche Börse, had acquired in a first step about 63 percent of the IOLTECH shares from its former majority shareholder Philippe Tourrette. Accordingly, from this date onwards the activities of IOLTECH are reflected in the consolidated financial statements of Carl Zeiss Meditec. In a second step about two thirds of the remaining IOLTECH shareholders agreed to the takeover by Carl Zeiss Meditec by accepting the corresponding takeover bid. Thus, Carl Zeiss Meditec now holds 87.1% of the shares in IOLTECH. Until the takeover of IOLTECH S.A. will have been completed by Carl Zeiss Meditec, the company remains listed on the French stock exchange Euronext.

In accordance with the statutory provisions in France IOLTECH S.A. will submit its full figures for the financial year 2004/2005 in May 2005.

Press Release



CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled 150-year heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras to the Humphrey® Field Analyzer, recognised as the global standard for glaucoma detection and management, to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to generate long-term growth in the ophthalmic market. The company's activities are focused on applying innovative optical technologies to maintain and enhance vision today and in the future.

31 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 69 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact:

Investor relations
Jens Brajer/Director Investor Relations
Göschwitzer Straße 51 -52
D-07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 -1 17
E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.de

Press Release